Exhibit 107

Calculation of Filing Fee Tables

……Form S-8……..

(Form Type)

…………….…………… Movano Inc. …………………………..

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)		Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.0001 per share	Rule 457(c) and (h)	6,000,000	(3)	$2.89	$17,340,000	0.0000927	$1,607.42
Equity	Common Stock, par value $0.0001 per share	Rule 457(c) and (h)	2,000,000	(4)	$2.89	$5,780,000	0.0000927	$535.81
—	—	—	—			—		—
—	—	—	—			—
	Total Offering Amounts					$23,120,000		$2,143.23
	Total Fee Offsets							—
	Net Fees Due							$2,143.23

(1)	Any additional shares of common stock of Movano Inc. (the “Registrant”) to be issued as a result of stock dividends, stock splits or similar transactions shall be covered by this Registration Statement as provided in Rule 416(a) under the Securities Act of 1933, as amended.

(2)	Calculated in accordance with Rule 457(c) and (h) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, which is based on the average of the high and low market prices of the shares of common stock of the Registrant as reported on the Nasdaq Stock Market LLC on August 8, 2022

(3)	Represents an additional 6,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”) issuable under the Movano Inc. Amended and Restated 2019 Omnibus Incentive Plan, which increase in shares of Common Stock was approved by the Registrant’s stockholders at its Annual Meeting of Stockholders on June 9, 2022.

(4)	Represents 2,000,000 shares of Common Stock issuable under the Movano Inc. 2021 Inducement Award Plan.